Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Harry Winston, Inc. Names Frederic de Narp President and CEO

     TORONTO, Dec. 4 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE:
HWD) (the "Company"), today announced the appointment of Mr. Frederic de Narp to the position of President and Chief Executive Officer of Harry Winston,
Inc., its New York-based jewelry and watch subsidiary, effective January 4,
2010.
     Mr. de Narp joins Harry Winston from Cartier International, where he recently served as the President and Chief Executive Officer of Cartier North
America. He succeeds Mr. Tom O'Neill who led Harry Winston, Inc. through its transition from a family owned business to a global network of 19 retail salons over the last 5 years.
     Mr. de Narp's successful global career in luxury retail began 18 years ago at Cartier in Japan. Over the course of almost two decades, his ascension through the executive ranks at Cartier took him to competitive and emerging markets throughout Asia (Tokyo) and Europe (Switzerland, Italy and Greece) and
in 2005 he moved to New York to oversee Cartier North America.
     Chairman and CEO Robert Gannicott said: "We are delighted that Frederic will be joining Harry Winston, Inc. He has an innate ability for understanding the luxury consumer's needs in the United States and globally. Frederic brings high energy as well as a clear vision of the relevance of luxury and jewelry to the modern world. His industry expertise, combined with our company's unrivalled position in the market, will play an integral role in the development and growth of the Harry Winston business and brand internationally."
     "Harry Winston is rooted in rich tradition and history. I am very excited to lead this world renowned brand and contribute to its ongoing innovation in luxury watches and modern couture jewelry," added de Narp.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).
     The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.
     For further information, please visit www.harrywinston.com.

     %SEDAR: 00003786E          %CIK: 0000841071

     /For further information: For investor information visit,
http://investor.harrywinston.com or call Robert A. Gannicott (Chairman) at
(212) 245-2000 or Lyle R. Hepburn (Corporate Secretary) at (416) 350-3525/
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 07:57e 04-DEC-09